Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: July 14, 2021

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

The following sets forth supplemental information regarding the financial results of REE Automotive Ltd. (“REE” or the “Company”) for the first quarter of 2021, which should be read in conjunction with the proxy statement/prospectus dated July 1, 2021 (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”).

The disclosure in the Proxy Statement/Prospectus in the section “Summary of the Proxy Statement/Prospectus” beginning on page 20 is supplemented by inserting the following subsection after “Summary Risk Factors”:

Recent Developments

Selected Unaudited Financial Results as of and for the Three Months Ended March 31, 2021

Set forth below are our selected unaudited financial results as of and for the three months ended March 31, 2021 and the corresponding amounts for the three months ended March 31, 2020. We are only presenting selected unaudited financial results and we are not presenting complete financial results for the three months ended March 31, 2021 or 2020 because we are a “foreign private issuer” for SEC reporting purposes. The selected unaudited financial information included below does not present and is not required to present all of the information that would be required to be included in a Form 10-Q filed with the SEC, does not include notes, and should not be viewed as a substitute for complete interim financial statements prepared in accordance with the SEC requirements for quarterly financial reports. The selected unaudited financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Neither REE’s independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the selected unaudited financial results, nor have they expressed any opinion or any other form of assurance on such information, and they assume no responsibility for, and disclaim any association with, the selected unaudited financial results. In addition, the selected unaudited financial results set forth below are not necessarily indicative of the results REE may achieve in any future periods. For additional information, see the “Risk Factors” section of this proxy statement/prospectus.

The following tables present selected historical consolidated financial data for REE’s business. You should read this information in conjunction with “REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” REE’s consolidated audited financial statements and related notes and the other information included elsewhere in the proxy statement/prospectus. We derived the consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus.

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
	(in thousands)
Consolidated Balance Sheets:
Assets
Current Assets:
Cash and cash equivalents	$41,815	$44,707
Restricted cash	796	800
Short-term deposits	-	1,667
Inventory	267	271
Trade receivables	29	55
Other accounts receivable and prepaid expenses	824	428
Total Current Assets	43,731	47,928
Non-Current Assets
Deferred transaction costs	2,764	328
Property and equipment, net	936	755
Total Non-Current Assets	3,700	1,083
Total Assets	$47,431	$49,011
Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$2,494	$970
Other accounts payable and accrued expenses	5,298	2,260
Total Current Liabilities	7,792	3,230
Total Liabilities	7,792	3,230
Shareholders’ Equity:
Ordinary shares	4	4
Preferred shares	15	14
Additional paid-in capital	161,396	154,941
Accumulated deficit	(121,776)	(109,178)
Total Shareholders' Equity	39,639	45,781
Total Liabilities and Shareholders’ Equity	$47,431	$49,011

	Three months ended March 31,
	2021	2020
	(in thousands except per share data)
Consolidated Statements of Comprehensive Loss:
Revenues(1)	$6	$128
Cost of sales(1)	11	141
Gross loss	(5)	(13)
Operating expenses:
Research and development expenses, net	7,149	1,962
Selling, general and administrative expenses	5,448	2,508
Total operating expenses	12,597	4,470
Operating loss	(12,602)	(4,483)
Financial income, net	4	127
Net loss	(12,598)	(4,356)
Net comprehensive loss	(12,598)	(4,356)
Basic and diluted net loss per share	$(1.74)	$(0.83)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	7,254,434	5,266,981

(1)	Relates to activities of the Softwheel business segment which are currently limited given REE’s focus on the automotive sector.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted EBITDA and non-GAAP net earnings (loss), in conjunction with GAAP financial measures, to monitor REE’s ongoing performance. There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be entirely comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. In addition, there can be no assurance that (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider these adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Adjusted EBITDA is a non-GAAP financial measure that is considered by management to be useful in measuring the profitability between companies within the industry by reflecting operating results of the Company, excluding non-operating factors and the non-cash impact of share-based compensation. The following table provides a reconciliation of Net Loss to Adjusted EBITDA.

	Three months ended March 31,
	2021	2020
	(in thousands)
Net Loss on a GAAP Basis	$(12,598)	$(4,356)
Depreciation and amortization	74	28
Interest income	(30)	(147)
Share-based compensation	4,106	2,320
Adjusted EBITDA	$(8,448)	$(2,155)

Non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share, exclude the impact of non-cash share-based compensation. The following table provides a reconciliation of research and development expenses to non-GAAP research and development expenses, selling general and administrative expenses to non-GAAP selling general and administrative expenses, and net loss to non-GAAP net loss.

	Three months ended March 31,
	2021	2020
	(in thousands except per share data)
GAAP research and development expenses	$7,149	$1,962
Share-based compensation	(1,645)	(878)
Non-GAAP research and development expenses	$5,504	$1,084

GAAP selling, general, and administrative expenses	$5,448	$2,508
Share-based compensation	(2,461)	(1,442)
Non-GAAP selling, general, and administrative expenses	$2,987	$1,066

GAAP net loss	$(12,598)	$(4,356)
Share-based compensation	4,106	2,320
Non-GAAP net loss	$(8,492)	$(2,036)
Non-GAAP basic and diluted net loss per share	$(1.17)	$(0.39)

Comparison of the Three Months Ended March 31, 2021 to the Three Months Ended March 31, 2020

R&D expenses were $7.1 million for the three months ended March 31, 2021 compared to $2.0 million for the three months ended March 31, 2020. This increase was primarily due to an expansion in R&D employee headcount to support REE’s anticipated growth in its electric vehicle (EV) programs. As a result, non-cash share- based compensation for R&D employees increased to $1.6 million during the three months ended March 31, 2021 compared to $0.9 million during the three months ended March 31, 2020. Excluding share-based compensation, R&D expenses increased from $1.1 million to $5.5 million, for the three months ended March 31, 2020 and 2021, respectively, mainly driven by expenses to establish the UK Engineering Center, increased salary expense due to increased headcount and product development costs.

Selling, general and administrative expenses were $5.4 million for the three months ended March 31, 2021 compared to $2.5 million for the three months ended March 31, 2020. Share-based compensation increased to $2.5 million during the three months ended March 31, 2021 compared to $1.4 million during the three months ended March 31, 2020. Excluding share-based compensation, selling, general and administrative expenses increased by $1.9 million, primarily attributed to an expansion in employee headcount to support the growing interest in REE’s EV platforms and increased legal and accounting costs incurred associated with REE’s merger with 10X Capital Ventures and subsequent listing on NASDAQ.

Summary Cash Flow Information

The following table sets forth the major components of our cash flows for the periods presented:

	Three months ended March 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(6,217)	$(1,821)
Net cash provided by investing activities	1,342	(185)
Net cash provided by financing activities	1,979	25,825
Increase (decrease) in cash and cash equivalents and restricted cash	(2,896)	23,819

Operating Activities. REE’s cash flows used in operating activities to date have primarily resulted from costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. As REE expects to increase hiring leading up to the commencement of commercial operations, REE expects its cash used in operating activities to increase significantly before it starts to generate any material cash flows from its business.

During the three months ended March 31, 2021, operating activities used $6.2 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $12.6 million after deducting non-cash charges of $4.3 million, consisting primarily of share-based compensation of $4.1 million, and an increase in accounts payable and other current assets and liabilities of $2.1 million.

During the three months ended March 31, 2020, operating activities used $1.8 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $4.4 million after deducting non-cash charges of $2.4 million, consisting primarily of share-based compensation of $2.3 million and an increase in accounts payable and other current assets and liabilities of $0.2 million.

Investing Activities. REE’s cash flows used in investing activities to date have been primarily comprised of cash outflows for tangible fixed assets (plant and equipment) in support of R&D programs. REE expects the cost of investing activities to increase substantially in the near future as it ramps up program activity and the opening of the UK engineering center ahead of commencing commercial operations.

Net cash provided by investing activities was $1.3 million for the three months ended March 31, 2021. This was primarily due to redemption of bank deposits of $1.6 million, and cash outflows for fixed assets (plant and equipment) of $0.3 million.

Net cash used by investing activities was $0.2 million for the three months ended March 31, 2020. This primarily consisted of cash outflows for fixed assets (plant and equipment).

Financing Activities. Net cash provided by financing activities was $2.0 million for the three months ended March 31, 2021, which was primarily due to proceeds from a $2.3 million exercise of warrants to preferred B shares.

Net cash provided by financing activities was $25.8 million for the three months ended March 31, 2020, which was primarily due to $25.8 million cash inflow from the issuance of Preferred D Shares in a private placement.

Business Outlook

During the first quarter of 2021 and following the quarter, REE experienced a surge in interest in its solutions from customers and potential partners:

●	Strategic collaboration agreement Magna Service of America, Inc. to collaborate to develop and market a modular EV based solution to new e-mobility and tech companies under the “Powered by REE” brand.

●	Strategic collaboration agreement with Hino, a Toyota subsidiary, to develop and bring to market the FlatFormer previously presented at the 2019 Tokyo Motor Show.

●	Strategic collaboration with Navya Group pursuant to which REE will develop and supply REEplatform prototypes for a potential commercial relationship.

●	A strategic MOU with a global logistics company.

●	Strategic collaboration with EAVX, a JB Poindexter & Co business unit, to develop commercial electric vehicles ‘Powered by REE’ with eventual full-scale production in the US, supported by the JB Poindexter & Co portfolio of businesses.

The Company expects to secure at least one additional strategic collaboration in the United States by year end 2021.

The Company’s strategic collaborations are generally non-binding and subject to cancellation or require the achievement of development milestones as a precursor to entering into a further definitive agreement.  See “⸺Risk Factors⸺Risks Related to REE’s Strategy” here: https://sec.report/Document/0001213900-21-035295/f424b30621_reeauto.htm

During the first half of 2021, REE established its Engineering Center of Excellence in the MIRA center in the United Kingdom and expanded its headcount at the Engineering Center to 761, in line with the original plan to reach a headcount of approximately 200 engineers on site by 2023. The UK Engineering Center will support REE’s readiness for production with state-of-the-art testing and engineering equipment.

[1]	Employee headcount includes both internal direct employees and external consultants deployed to REE for a majority of their work time.

REE is on track to commission its first Integration Center in the United States by the end of 2021 with initial production expected in 2022 and narrowed its targeted locations to focus primarily on California, Michigan and Tennessee.

The Company expects an increase in engineering spend in the near to medium term to support additional customer programs, resulting in an approximate 25% increase to total expenditures2. REE’s headcount as of June 30, 2021 amounted to 1841 and is expected to grow by approximately 35% by year end 2021, with the majority in engineering within R&D.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X in connection with 10X’s solicitation of proxies for the vote by 10X’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus has been mailed to holders of shares of 10X’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/ from 10X’s website at https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X’s shareholders in connection with the proposed transaction. You can find more information about 10X’s directors and executive officers in 10X’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

[2]	Total expenditures consist of non-GAAP operating loss and capital expenditures. This may include transaction costs, impact of foreign currency movements, and interest expense/income, among other things. Non-GAAP adjustments are by their nature highly volatile and we have low visibility as to the range that may be incurred in the future.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X to predict these events or how they may affect REE or 10X. Except as required by law, neither REE nor 10X has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the final prospectus contained in the registration statement on Form F-4 relating to the business combination filed by REE on July 1, 2021.